Exhibit (d)(5)

SSgA Funds Management Inc.
One Lincoln Street
Boston, MA 02111

April 12, 2010

David James, Secretary
State Street Institutional Investment Trust
4 Copley Place, 5th floor, CPH 0326
Boston, MA 02116

Dear Mr. James:

This letter serves to inform the above-named Trust that SSgA Funds Management, Inc. ("SSgA FM"), as investment adviser to the State Street Institutional Short-Term Tax Exempt Bond Fund (the "Fund"), has contractually agreed to waive a portion of its management fee or to reimburse certain expenses to the extent necessary such that the total combined annual operating expenses of the Fund (exclusive of interest, taxes, and extraordinary expenses) do not exceed 0.25% of the Fund's average daily net assets as measured on an annualized basis. This waiver will initially remain in effect until April 30, 2011 and shall automatically renew for successive annual periods, unless SSgA FM provides notice to the Fund of its intent not to renew prior to the start of the next annual period. The Board of Trustees of the Trust may terminate or modify this agreement prior to its expiration date. The terms of the waiver are subject to the terms and conditions of the respective Investment Advisory Agreement between SSgA FM and the State Street Institutional Investment Trust, dated May 1, 2001 and as amended from time to time.

SSgA Funds Management, Inc.

By:	/s/ James Ross
Name:	James Ross
Title:	President